Exhibit 99.1

Perion Reports 27% Year Over Year Topline Growth for the Third Quarter of 2020

Connected television (CTV) offering drove advertising business to 76% YoY revenue growth
Company out-performs on bottom line despite COVID-19

Tel Aviv & New York – October 28, 2020 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video advertising – announced today its financial results for the third quarter and nine months ended September 30, 2020.

Financial Highlights*

(In millions, except per share data)

	Three months ended			Nine months ended
	September 30,			September 30,
	2020	2019	%	2020	2019	%
Advertising revenues	$37.9	$21.6	+76%	$80.3	$61.4	+31%
Search and other revenues	$45.5	$44.2	+3%	$129.5	$121.8	+6%
Total Revenues	$83.4	$65.8	+27%	$209.8	$183.2	+15%
GAAP Net Income	$2.1	$2.9	-26%	$1.2	$7.0	-83%
Non-GAAP Net Income	$5.9	$5.0	+19%	$12.8	$12.8	+1%
Adjusted EBITDA	$8.7	$7.6	+15%	$17.4	$20.2	-14%
Net cash provided by operating activities	$6.6	$11.1	-41%	$9.2	$33.5	-72%
GAAP Diluted Earnings Per Share	$0.08	$0.11	-27%	$0.04	$0.27	-85%
Non-GAAP Diluted Earnings Per Share	$0.21	$0.18	+17%	$0.45	$0.49	-8%

* Reconciliation of GAAP to Non-GAAP measures follows.

“Perion is successfully weathering pandemic driven volatility due to our ongoing strategic diversification across the three main pillars of digital advertising, which we implemented before the pandemic to insulate us against jolts in any single advertising channel,” commented Doron Gerstel, Perion’s CEO. “Our performance is also being bolstered by prudent cost savings initiatives to protect profitability, and disciplined deployment of capital to further fortify our technology moat. Along with renewed traction of the digital advertising market, our efforts position Perion for stronger-than-expected second half financial performance and accretive expansion of our revenue potential in the years ahead.”

Gerstel continued, “We saw substantial improvement in ad spend as the quarter progressed towards connected TV advertising, as it becomes critical for marketers looking for a full-funnel solution to maximize reach and build their brand among their total addressable market. The integration of ContentIQ and Pub Ocean is now completed. This powerful technology, which we are describing as the ability to ‘Capture and Convince,’ enhances our ability to deploy our unique and propriety technology across all of our business units, bringing a synergistic solution to the market and accretive revenue to Perion. ”

“In addition to accelerated revenue growth, we delivered a meaningful improvement in profitability and cash flow in the third quarter which we expect to continue,” Gerstel concluded. “As announced earlier in October, we raised our expectations for the second half of 2020 to revenue of $164-$174 million and Adjusted EBITDA of $16-18 million. Perion has the well-diversified strategy and financial model to deliver long-term growth and attractive returns for our stakeholders.”

Financial Comparison for the Third Quarter of 2020:

Revenues:
Revenues increased by 27%, from $65.8 million in the third quarter of 2019 to $83.4 million in the third quarter of 2020. This increase was primarily a result of a 76% increase in Advertising revenues driven by a 200% revenue growth in CTV, along with the acquisitions of ContentIQ and Pub Ocean. Search and other revenues increased by 3% as a result of growing number of monetizable search queries.

Customer Acquisition Costs and Media Buy (“CAC”):
CAC in the third quarter of 2020 were $49.9 million, or 60% of revenues, as compared to $34.2 million, or 52% of revenues, in the third quarter of 2019. The increase as a percentage of revenues is primarily due to the acquisitions of Content IQ and Pub Ocean and product mix.

Net Income:
On a GAAP basis, net income in the third quarter of 2020 was $2.1 million, or 3% of revenues, compared to a net income of $2.9 million, or 4% of revenues, in the third quarter of 2019.

Non-GAAP Net Income:
In the third quarter of 2020, non-GAAP net income was $5.9 million, or 7% of revenues, compared to the $5.0 million, or 8% of revenues, in the third quarter of 2019. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA:
In the third quarter of 2020, Adjusted EBITDA was $8.7 million, or 11% of revenues, compared to $7.6 million, or 12% of revenues, in the third quarter of 2019. A reconciliation of GAAP to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations:
As of September 30, 2020, cash, cash equivalents and short-term bank deposits were $60.0 million. Cash provided from operations in the third quarter of 2020 was $6.6 million, compared to $11.1 million in the third quarter of 2019. The primary reason for the lower cash flow from operations compared to the prior year period is due to working capital needs of approximately $4 million in connection with the acquisitions of CIQ and Pub Ocean.

Short-term Debt, Long-term Debt
As of September 30, 2020, total debt was $22.9 million, comprised of a $10.4 million credit facility and $12.5 million withdrawn from the secured credit line and used as a short-term precautionary measure related to COVID-19, compared to $16.7 million at December 31, 2019. During the third quarter of 2020 total debt decreased by $2.1 million due to scheduled paydown.

Conference Call:
Perion will host a conference call to discuss the results today, Wednesday, October 28, 2020 at 8:00 a.m. ET. Details are as follows:

•	Conference ID: 3939260
•	Dial-in number from within the United States: 1-800-289-0438
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-794-2423
•	Playback available until Wednesday, November 4, 2020 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 3939260 for the replay
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation expenses, retention and acquisition related expenses, restructuring costs, loss from discontinued operations, revaluation of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising	$37,891	$21,552	$80,298	$61,436
Search and other	45,522	44,225	129,509	121,757
Total Revenues	83,413	65,777	209,807	183,193

Costs and Expenses:
Cost of revenues	5,292	6,819	15,938	18,653
Customer acquisition costs and media buy	49,878	34,170	122,817	94,778
Research and development	8,071	5,976	22,400	16,448
Selling and marketing	9,448	8,649	27,368	25,641
General and administrative	4,239	3,562	11,759	10,039
Depreciation and amortization	2,695	2,628	7,248	7,304
Total Costs and Expenses	79,623	61,804	207,530	172,863

Income from Operations	3,790	3,973	2,277	10,330
Financial expense, net	459	419	1,192	2,733
Income before Taxes on income	3,331	3,554	1,085	7,597
Taxes on income (benefit)	1,203	680	(138)	591
Net Income	$2,128	$2,874	$1,223	$7,006

Net Earnings per Share
Basic	$0.08	$0.11	$0.05	$0.27
Diluted	$0.08	$0.11	$0.04	$0.27

Weighted average number of shares
Basic	26,707,649	25,966,097	26,600,837	25,915,134
Diluted	28,336,902	26,895,407	28,318,091	26,054,203

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	September 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$51,660	$38,389
Restricted cash	1,221	1,216
Short-term bank deposits	8,300	23,234
Accounts receivable, net	51,687	49,098
Prepaid expenses and other current assets	3,155	3,170
Total Current Assets	116,023	115,107

Long-Term Assets:
Property and equipment, net	7,667	10,918
Operating lease right-of-use assets	20,065	22,429
Goodwill and intangible assets, net	178,289	128,444
Deferred taxes	6,297	6,171
Other assets	574	708
Total Long-Term Assets	212,892	168,670
Total Assets	$328,915	$283,777

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$48,031	$47,681
Accrued expenses and other liabilities	17,859	18,414
Short-term operating lease liability	3,913	3,667
Short-term loans and current maturities of long-term loans	20,833	8,333
Deferred revenues	4,149	4,188
Short-term payment obligation related to acquisitions	17,458	1,025
Total Current Liabilities	112,243	83,308

Long-Term Liabilities:
Long-term loans, net of current maturities	2,083	8,333
Payment obligation related to acquisition	19,206	-
Long-term operating lease liability	17,623	20,363
Other long-term liabilities	6,202	6,591
Total Long-Term Liabilities	45,114	35,287
Total Liabilities	157,357	118,595

Shareholders' equity:
Ordinary shares	219	213
Additional paid-in capital	248,204	243,211
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	284	130
Accumulated deficit	(76,147)	(77,370)
Total Shareholders' Equity	171,558	165,182
Total Liabilities and Shareholders' Equity	$328,915	$283,777

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income	$2,128	$2,874	$1,223	$7,006
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,695	2,628	7,248	7,304
Stock based compensation expense	972	678	2,913	1,601
Foreign currency translation	(42)	(103)	(89)	(109)
Accrued interest, net	13	-	13	(203)
Deferred taxes, net	(387)	(363)	(2,339)	(1,223)
Accrued severance pay, net	172	179	205	(39)
Fair value revaluation - convertible debt	-	-	-	600
Loss from sale of property and equipment	4	-	88	-
Net changes in operating assets and liabilities	1,037	5,254	(23)	18,600
Net cash provided by operating activities	$6,592	$11,147	$9,239	$33,537

Cash flows from investing activities:
Purchases of property and equipment	(274)	(248)	(386)	(589)
Short-term deposits, net	8,572	(10,550)	14,934	(12,550)
Cash paid in connection with acquisitions, net of cash acquired	(4,041)	-	(20,186)	(1,200)
Obligation in connection with acquisitions	(1,002)	-	1,347	-
Net cash provided by (used in) investing activities	$3,255	$(10,798)	$(4,291)	$(14,339)

Cash flows from financing activities:
Exercise of stock options and restricted share units	345	574	2,086	703
Payment made in connection with acquisition	-	-	-	(1,813)
Proceeds from short-term loans	12,500	-	12,500	-
Repayment of convertible debt	-	-	-	(15,850)
Repayment of long-term loans	(2,083)	(2,083)	(6,249)	(6,249)
Net cash provided by (used in) financing activities	$10,762	$(1,509)	$8,337	$(23,209)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	65	5	(9)	(97)
Net increase (decrease) in cash and cash equivalents and restricted cash	20,674	(1,155)	13,276	(4,108)
Cash and cash equivalents and restricted cash at beginning of period	32,207	37,850	39,605	40,803
Cash and cash equivalents and restricted cash at end of period	$52,881	$36,695	$52,881	$36,695

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

GAAP Net Income	$2,128	$2,874	$1,223	$7,006
Share based compensation	972	678	2,913	1,601
Amortization of acquired intangible assets	1,491	1,139	3,650	3,233
Retention and other related to M&A related expenses	1,292	339	5,011	943
Fair value revaluation of convertible debt and related derivative	-	-	-	89
Foreign exchange losses associated with ASC-842	27	205	(52)	653
Revaluation of acquisition related contingent consideration	162	-	445	-
Taxes on the above items	(127)	(219)	(344)	(748)
Non-GAAP Net Income	$5,945	$5,016	$12,846	$12,777

Non-GAAP Net Income	$5,945	$5,016	$12,846	$12,777
Taxes on income	1,330	899	206	1,339
Financial expense, net	270	214	799	1,991
Depreciation	1,204	1,489	3,598	4,071
Adjusted EBITDA	$8,749	$7,618	$17,449	$20,178

Non-GAAP diluted earnings per share	$0.21	$0.18	$0.45	$0.49

Shares used in computing non-GAAP diluted earnings per share	28,977,861	27,148,738	28,864,722	26,225,689